No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On May 14, 2021, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2021.

Exhibit 2:

Honda Motor Co., Ltd. (the “Company”) hereby announces differences that arose between its consolidated forecast (announced on February 9, 2021) and the Company’s actual financial results for the fiscal year ended March 31, 2021.

Exhibit 3:

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 14, 2021, resolved to make a distribution of surplus (quarterly dividends), the record date of which is March  31, 2021, and resolved that the Company will change its Profit Redistribution Policy.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 14, 2021

May 14, 2021

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2021

Tokyo, May 14, 2021 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2021.

Fiscal Year Results

While the global economy which had slowed down due to the spread of coronavirus disease 2019 (COVID-19) has been on a recovery track, it has still affected Honda’s consolidated financial results for the fiscal year ended March 31, 2021.

Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. As of the date of this report, Honda has been largely resuming its business activities and there is no significant impact on its businesses in major countries or regions.

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2021 decreased by 11.8%, to JPY 13,170.5 billion from the fiscal year ended March 31, 2020, due mainly to decreased sales revenue in all business operations. Operating profit increased by 4.2%, to JPY 660.2 billion from the previous fiscal year, due mainly to decreased selling, general and administrative expenses as well as continuing cost reduction, which was partially offset by a decrease in profit attributable to decreased sales revenue and model mix. Profit before income taxes increased by 15.7%, to JPY 914.0 billion from the previous fiscal year. Profit for the year attributable to owners of the parent increased by 44.3%, to JPY 657.4 billion from the previous fiscal year.

Earnings per share attributable to owners of the parent for the year amounted to JPY 380.75, an increase of JPY 120.63 from the previous fiscal year. One Honda American Depository Share represents one common share.

Fourth Quarter Results

Consolidated sales revenue for the three months ended March 31, 2021 increased by 4.8%, to JPY 3,623.8 billion from the same period last year, due mainly to increased sales revenue in all business operations. Operating profit was JPY 213.2 billion, an increase of JPY 218.8 billion from the same period last year, due mainly to decreased selling, general and administrative expenses as well as an increase in profit attributable to increased sales revenue and model mix. Profit before income taxes was JPY 255.3 billion, an increase of JPY 251.5 billion from the same period last year. Profit for the period attributable to owners of the parent was JPY 213.3 billion, an increase of JPY 242.8 billion from the same period last year.

Earnings per share attributable to owners of the parent for the quarter amounted to JPY 123.55, an increase of JPY 140.56 from the corresponding period last year.

Consolidated Statements of Financial Position for the Fiscal Year Ended March 31, 2021

Total assets increased by JPY 1,459.5 billion, to JPY 21,921.0 billion from March 31, 2020 due mainly to an increase in investments accounted for using the equity method, other financial assets as well as positive foreign currency translation effects. Total liabilities increased by JPY 372.7 billion, to JPY 12,548.1 billion from March 31, 2020 due mainly to an increase in deferred tax liabilities as well as positive foreign currency translation effects, which was partially offset by retirement benefit liabilities. Total equity increased by JPY 1,086.8 billion, to JPY 9,372.8 billion from March 31, 2020 due mainly to increased retained earnings attributable to profit for the year.

Consolidated Statements of Cash Flows for the Fiscal Year Ended March 31, 2021

Consolidated cash and cash equivalents on March 31, 2021 increased by JPY 85.6 billion from March 31, 2020, to JPY 2,758.0 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to JPY 1,072.3 billion of cash inflows. Cash inflows from operating activities increased by JPY 92.9 billion compared with the previous fiscal year, due mainly to decreased payments for selling, general and administrative expenses as well as parts and raw materials, which was partially offset by decreased cash received from customers.

Net cash used in investing activities amounted to JPY 796.8 billion of cash outflows. Cash outflows from investing activities increased by JPY 177.4 billion compared with the previous fiscal year, due mainly to increased payments for acquisitions of other financial assets, which was partially offset by decreased payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to JPY 283.9 billion of cash outflows. Cash outflows from financing activities increased by JPY 196.5 billion compared with the previous fiscal year, due mainly to increased repayments of financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2022

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2022, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2022

	Yen (billions)	Changes from FY 2021
Sales revenue	15,200.0	+ 15.4%
Operating profit	660.0	- 0.0%
Profit before income taxes	870.0	- 4.8%
Profit for the year	630.0	- 9.4%
Profit for the year attributable to owners of the parent	590.0	- 10.3%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	341.70

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 105 for the full year ending March 31, 2022.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2022 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	+ 332.8
Cost reduction, the effect of raw material cost fluctuations, etc.	- 51.0
SG&A expenses	- 226.0
R&D expenses	- 91.0
Currency effect	+ 35.0

Operating profit compared with fiscal year ended March 31, 2021	- 0.2

Share of profit of investments accounted for using the equity method	- 52.7
Finance income and finance costs	+ 8.8

Profit before income taxes compared with fiscal year ended March 31, 2021	- 44.0

Dividend per Share of Common Stock

Fiscal fourth quarter dividend is JPY 54 per share of common stock. The total annual dividend per share of common stock for the fiscal year ended March 31, 2021, is JPY 110 per share.

The Board of Directors of the Company, at its meeting held on May 14, 2021, resolved that the Company will change its Profit Redistribution Policy in which the Company will strive to pay stable and continuous dividends aiming at a consolidated dividend payout ratio of approximately 30% and that the basic policy for dividends is to make semiannual distributions (an interim dividend and a year-end dividend), on the condition of receiving approval regarding the necessary amendments to the Articles of Incorporation at the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2021.

The Company expects to distribute an interim cash dividend of JPY 55 per share and a year-end cash dividend of JPY 55 per share for the fiscal year ending March 31, 2022. As a result, total cash dividends for the fiscal year ending March 31, 2022 are expected to be JPY 110 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

[1] Consolidated Statements of Financial Position

March 31, 2020 and 2021

	Yen (millions)
	Mar. 31, 2020	Mar. 31, 2021
Assets
Current assets:
Cash and cash equivalents	2,672,353	2,758,020
Trade receivables	633,909	801,814
Receivables from financial services	1,878,358	1,794,654
Other financial assets	190,053	295,307
Inventories	1,560,568	1,545,600
Other current assets	365,769	383,696

Total current assets	7,301,010	7,579,091

Non-current assets:
Investments accounted for using the equity method	655,475	891,002
Receivables from financial services	3,282,807	3,619,896
Other financial assets	441,724	628,533
Equipment on operating leases	4,626,063	4,919,916
Property, plant and equipment	3,051,704	3,021,514
Intangible assets	760,434	818,763
Deferred tax assets	132,553	99,552
Other non-current assets	209,695	342,763

Total non-current assets	13,160,455	14,341,939

Total assets	20,461,465	21,921,030

Liabilities and Equity
Current liabilities:
Trade payables	958,469	1,088,061
Financing liabilities	3,248,457	3,005,624
Accrued expenses	449,716	415,106
Other financial liabilities	209,065	182,145
Income taxes payable	43,759	47,793
Provisions	287,175	362,151
Other current liabilities	593,447	614,577

Total current liabilities	5,790,088	5,715,457

Non-current liabilities:
Financing liabilities	4,221,229	4,715,361
Other financial liabilities	303,570	280,809
Retirement benefit liabilities	578,909	358,532
Provisions	238,439	278,890
Deferred tax liabilities	698,868	842,001
Other non-current liabilities	344,339	357,141

Total non-current liabilities	6,385,354	6,832,734

Total liabilities	12,175,442	12,548,191

Equity:
Common stock	86,067	86,067
Capital surplus	171,823	172,049
Treasury stock	(273,940)	(273,786)
Retained earnings	8,142,948	8,901,266
Other components of equity	(114,639)	196,710

Equity attributable to owners of the parent	8,012,259	9,082,306
Non-controlling interests	273,764	290,533

Total equity	8,286,023	9,372,839

Total liabilities and equity	20,461,465	21,921,030

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the years ended March 31, 2020 and 2021

	Yen (millions)
	Year ended Mar. 31, 2020	Year ended Mar. 31, 2021
Sales revenue	14,931,009	13,170,519
Operating costs and expenses:
Cost of sales	(11,851,659)	(10,439,689)
Selling, general and administrative	(1,641,590)	(1,331,728)
Research and development	(804,123)	(738,894)

Total operating costs and expenses	(14,297,372)	(12,510,311)

Operating profit	633,637	660,208

Share of profit of investments accounted for using the equity method	164,203	272,734
Finance income and finance costs:
Interest income	49,412	19,805
Interest expense	(24,689)	(13,877)
Other, net	(32,645)	(24,817)

Total finance income and finance costs	(7,922)	(18,889)

Profit before income taxes	789,918	914,053
Income tax expense	(279,986)	(218,609)

Profit for the year	509,932	695,444

Profit for the year attributable to:
Owners of the parent	455,746	657,425
Non-controlling interests	54,186	38,019

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	260.13	380.75

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2020 and 2021

	Yen (millions)
	Year ended Mar. 31, 2020	Year ended Mar. 31, 2021
Profit for the year	509,932	695,444
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(102,983)	238,262
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(23,361)	67,603
Share of other comprehensive income of investments accounted for using the equity method	(1,550)	4,910
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	279	(43)
Exchange differences on translating foreign operations	(293,201)	239,097
Share of other comprehensive income of investments accounted for using the equity method	(30,393)	27,350

Total other comprehensive income, net of tax	(451,209)	577,179

Comprehensive income for the year	58,723	1,272,623

Comprehensive income for the year attributable to:
Owners of the parent	24,287	1,214,757
Non-controlling interests	34,436	57,866

Consolidated Statements of Income

For the three months ended March 31, 2020 and 2021

	Yen (millions)
	Three months ended Mar. 31, 2020	Three months ended Mar. 31, 2021
Sales revenue	3,458,060	3,623,806
Operating costs and expenses:
Cost of sales	(2,761,533)	(2,845,168)
Selling, general and administrative	(477,999)	(327,517)
Research and development	(224,145)	(237,913)

Total operating costs and expenses	(3,463,677)	(3,410,598)

Operating profit (loss)	(5,617)	213,208

Share of profit of investments accounted for using the equity method	14,472	68,164
Finance income and finance costs:
Interest income	10,847	6,233
Interest expense	(9,564)	(5,314)
Other, net	(6,388)	(26,945)

Total finance income and finance costs	(5,105)	(26,026)

Profit before income taxes	3,750	255,346
Income tax expense	(25,273)	(31,800)

Profit (loss) for the period	(21,523)	223,546

Profit (loss) for the period attributable to:
Owners of the parent	(29,542)	213,323
Non-controlling interests	8,019	10,223

	Yen
Earnings (loss) per share attributable to owners of the parent
Basic and diluted	(17.01)	123.55

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2020 and 2021

	Yen (millions)
	Three months ended Mar. 31, 2020	Three months ended Mar. 31, 2021
Profit (loss) for the period	(21,523)	223,546
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(102,983)	238,262
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(26,698)	3,603
Share of other comprehensive income of investments accounted for using the equity method	(2,254)	4,297
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	180	(170)
Exchange differences on translating foreign operations	(202,593)	353,105
Share of other comprehensive income of investments accounted for using the equity method	(7,062)	21,578

Total other comprehensive income, net of tax	(341,410)	620,675

Comprehensive income for the period	(362,933)	844,221

Comprehensive income for the period attributable to:
Owners of the parent	(354,380)	820,555
Non-controlling interests	(8,553)	23,666

[3] Consolidated Statements of Changes in Equity

For the years ended March 31, 2020 and 2021

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the year
Profit for the year				455,746		455,746	54,186	509,932
Other comprehensive income, net of tax					(431,459)	(431,459)	(19,750)	(451,209)

Total comprehensive income for the year				455,746	(431,459)	24,287	34,436	58,723
Reclassification to retained earnings				(102,437)	102,437	—		—
Transactions with owners and other
Dividends paid				(196,795)		(196,795)	(55,693)	(252,488)
Purchases of treasury stock			(96,284)			(96,284)		(96,284)
Disposal of treasury stock			171			171		171
Share-based payment transactions		363				363		363
Equity transactions and others							(3,049)	(3,049)

Total transactions with owners and other		363	(96,113)	(196,795)		(292,545)	(58,742)	(351,287)

Other changes				12,797		12,797		12,797

Balance as of March 31, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Comprehensive income for the year
Profit for the year				657,425		657,425	38,019	695,444
Other comprehensive income, net of tax					557,332	557,332	19,847	577,179

Total comprehensive income for the year				657,425	557,332	1,214,757	57,866	1,272,623
Reclassification to retained earnings				245,983	(245,983)	—		—
Transactions with owners and other
Dividends paid				(145,090)		(145,090)	(43,348)	(188,438)
Purchases of treasury stock			(6)			(6)		(6)
Disposal of treasury stock			160			160		160
Share-based payment transactions		226				226		226
Equity transactions and others							2,251	2,251

Total transactions with owners and other		226	154	(145,090)		(144,710)	(41,097)	(185,807)

Balance as of March 31, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

[4] Consolidated Statements of Cash Flows

For the years ended March 31, 2020 and 2021

	Yen (millions)
	Year ended	Year ended
	Mar. 31, 2020	Mar. 31, 2021
Cash flows from operating activities:
Profit before income taxes	789,918	914,053
Depreciation, amortization and impairment losses excluding equipment on operating leases	699,877	624,239
Share of profit of investments accounted for using the equity method	(164,203)	(272,734)
Finance income and finance costs, net	(47,892)	22,630
Interest income and interest costs from financial services, net	(130,636)	(137,178)
Changes in assets and liabilities
Trade receivables	132,702	(133,788)
Inventories	(59,931)	68,281
Trade payables	(141,159)	101,301
Accrued expenses	(4,529)	(40,927)
Provisions and retirement benefit liabilities	118	106,829
Receivables from financial services	103,614	(59,934)
Equipment on operating leases	(270,677)	(161,579)
Other assets and liabilities	(20,524)	(72,473)
Other, net	10,959	5,190
Dividends received	185,742	191,112
Interest received	288,821	236,729
Interest paid	(162,263)	(113,100)
Income taxes paid, net of refunds	(230,522)	(206,272)

Net cash provided by operating activities	979,415	1,072,379
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(370,195)	(318,410)
Payments for additions to and internally developed intangible assets	(231,063)	(232,727)
Proceeds from sales of property, plant and equipment and intangible assets	17,638	6,770
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	(3,047)	2,230
Payments for acquisitions of investments accounted for using the equity method	(14,584)	(110,747)
Proceeds from sales of investments accounted for using the equity method	—	12,570
Payments for acquisitions of other financial assets	(282,806)	(433,375)
Proceeds from sales and redemptions of other financial assets	265,980	276,808
Other, net	(1,404)	—

Net cash used in investing activities	(619,481)	(796,881)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	9,037,608	9,115,347
Repayments of short-term financing liabilities	(9,039,601)	(9,294,859)
Proceeds from long-term financing liabilities	2,021,173	1,948,835
Repayments of long-term financing liabilities	(1,676,504)	(1,798,429)
Dividends paid to owners of the parent	(196,795)	(145,090)
Dividends paid to non-controlling interests	(54,280)	(41,755)
Purchases and sales of treasury stock, net	(96,113)	154
Repayments of lease liabilities	(78,659)	(67,628)
Other, net	(4,240)	(555)

Net cash provided by (used in) financing activities	(87,411)	(283,980)
Effect of exchange rate changes on cash and cash equivalents	(94,291)	94,149

Net change in cash and cash equivalents	178,232	85,667
Cash and cash equivalents at beginning of year	2,494,121	2,672,353

Cash and cash equivalents at end of year	2,672,353	2,758,020

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the year ended March 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,059,335	9,959,080	2,586,965	325,629	14,931,009	—	14,931,009
Intersegment	—	235,558	13,972	25,025	274,555	(274,555)	—

Total	2,059,335	10,194,638	2,600,937	350,654	15,205,564	(274,555)	14,931,009

Segment profit (loss)	285,668	153,323	219,704	(25,058)	633,637	—	633,637

Segment assets	1,483,888	7,821,499	10,282,136	354,472	19,941,995	519,470	20,461,465
Depreciation and amortization	67,512	555,153	823,996	14,742	1,461,403	—	1,461,403
Capital expenditures	93,871	498,260	2,248,597	17,611	2,858,339	—	2,858,339

As of and for the year ended March 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,787,283	8,567,205	2,494,294	321,737	13,170,519	—	13,170,519
Intersegment	—	212,144	12,494	20,107	244,745	(244,745)	—

Total	1,787,283	8,779,349	2,506,788	341,844	13,415,264	(244,745)	13,170,519

Segment profit (loss)	224,608	90,255	356,980	(11,635)	660,208	—	660,208

Segment assets	1,555,057	8,643,109	10,832,645	374,169	21,404,980	516,050	21,921,030
Depreciation and amortization	68,258	515,241	825,975	15,644	1,425,118	—	1,425,118
Capital expenditures	48,800	500,431	2,006,264	11,609	2,567,104	—	2,567,104

For the three months ended March 31, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	473,565	2,267,961	625,013	91,521	3,458,060	—	3,458,060
Intersegment	—	70,772	3,346	5,708	79,826	(79,826)	—

Total	473,565	2,338,733	628,359	97,229	3,537,886	(79,826)	3,458,060

Segment profit (loss)	63,486	(75,677)	22,943	(16,369)	(5,617)	—	(5,617)

For the three months ended March 31, 2021
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	529,110	2,359,477	640,653	94,566	3,623,806	—	3,623,806
Intersegment	—	58,935	2,974	5,837	67,746	(67,746)	—

Total	529,110	2,418,412	643,627	100,403	3,691,552	(67,746)	3,623,806

Segment profit (loss)	72,229	37,631	106,399	(3,051)	213,208	—	213,208

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2020 and 2021 amounted to JPY 787,022 million and JPY 696,327 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,307,523	8,167,345	561,856	3,207,470	686,815	14,931,009	—	14,931,009
Inter-geographic areas	2,115,411	389,474	210,713	652,231	6,825	3,374,654	(3,374,654)	—

Total	4,422,934	8,556,819	772,569	3,859,701	693,640	18,305,663	(3,374,654)	14,931,009

Operating profit (loss)	(28,162)	305,315	14,996	319,565	37,289	649,003	(15,366)	633,637

Assets	4,889,920	11,375,801	689,158	2,851,027	518,445	20,324,351	137,114	20,461,465
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,003,416	4,755,072	58,735	658,397	109,046	8,584,666	—	8,584,666

As of and for the year ended March 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,190,797	7,081,264	503,549	2,966,814	428,095	13,170,519	—	13,170,519
Inter-geographic areas	1,677,038	399,573	178,300	491,965	6,400	2,753,276	(2,753,276)	—

Total	3,867,835	7,480,837	681,849	3,458,779	434,495	15,923,795	(2,753,276)	13,170,519

Operating profit (loss)	(75,935)	455,888	27,460	251,886	(5,034)	654,265	5,943	660,208

Assets	5,295,475	12,209,455	677,066	3,267,417	482,918	21,932,331	(11,301)	21,921,030
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,050,270	5,039,085	60,790	666,795	117,528	8,934,468	—	8,934,468

For the three months ended March 31, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	592,951	1,908,290	135,260	674,688	146,871	3,458,060	—	3,458,060
Inter-geographic areas	491,668	103,840	54,251	151,447	1,586	802,792	(802,792)	—

Total	1,084,619	2,012,130	189,511	826,135	148,457	4,260,852	(802,792)	3,458,060

Operating profit (loss)	(66,228)	24,579	3,992	44,654	1,734	8,731	(14,348)	(5,617)

For the three months ended March 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	630,953	1,880,942	152,586	842,041	117,284	3,623,806	—	3,623,806
Inter-geographic areas	487,173	128,979	56,589	162,327	1,891	836,959	(836,959)	—

Total	1,118,126	2,009,921	209,175	1,004,368	119,175	4,460,765	(836,959)	3,623,806

Operating profit (loss)	(44,549)	186,652	9,108	81,817	(5,455)	227,573	(14,365)	213,208

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2020 and 2021 amounted to JPY 787,022 million and JPY 696,327 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2020 and 2021 are calculated based on the following information.

	2020	2021
Equity attributable to owners of the parent (millions of yen)	8,012,259	9,082,306
The number of shares outstanding at the end of the year (excluding treasury stock) (shares)	1,726,609,786	1,726,655,268
Equity per share attributable to owners of the parent (yen)	4,640.46	5,260.06

Earnings per share attributable to owners of the parent for the years ended March 31, 2020 and 2021 are calculated based on the following information. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2020 and 2021.

	2020	2021
Profit for the year attributable to owners of the parent (millions of yen)	455,746	657,425
Weighted average number of common shares outstanding, basic (shares)	1,752,006,211	1,726,638,088
Basic earnings per share attributable to owners of the parent (yen)	260.13	380.75

[C] Significant Subsequent Event

None

[D] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

May 14, 2021

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

President and Representative Director

Notice Concerning Differences between Forecasts and Actual Consolidated

Financial Results for the Fiscal Year Ended March 31, 2021

Honda Motor Co., Ltd. (the “Company”) hereby announces differences that arose between its consolidated forecast (announced on February 9, 2021) and the Company’s actual financial results for the fiscal year ended March 31, 2021.

Particulars

Differences between Forecasts and Actual Financial Results for the Fiscal Year Ended March 31, 2021

	Sales revenue (Million Yen)	Operating profit (Million Yen)	Profit before income taxes (Million Yen)	Profit for the year (Million Yen)	Profit for the year attributable to owners of the parent (Million Yen)	Basic earnings per share attributable to owners of the parent (Yen)
Forecast previously announced on February 9, 2021 (A)	12,950,000	520,000	745,000	500,000	465,000	269.31
Results for the fiscal year ended March 31, 2021 (B)	13,170,519	660,208	914,053	695,444	657,425	380.75
Change (B-A)	220,519	140,208	169,053	195,444	192,425	—
Percentage change (%)	1.7	27.0	22.7	39.1	41.4	—
(Reference) Results for the fiscal year ended March 31, 2020	14,931,009	633,637	789,918	509,932	455,746	260.13

Reason for Differences

Profit for the year and profit for the year attributable to owners of the parent for the fiscal year ended March 31, 2021, were higher than its forecasts which were announced on February 9, 2021, mainly due to improvement in selling, general and administrative expenses efficiency, a difference in the amount of the allowance for credit losses in Financial services business, increased share of profit of investments accounted for using the equity method as well as decreased income tax expense.

*	Basic earnings per share attributable to owners of the parent is calculated based on profit for the year attributable to owners of the parent.

[Translation]

May 14, 2021

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

President and Representative Director

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus (Quarterly Dividends)

and Notice Concerning Change of the Company’s Profit Redistribution Policy

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 14, 2021, resolved to make a distribution of surplus (quarterly dividends), the record date of which is March 31, 2021, and resolved that the Company will change its Profit Redistribution Policy as follows:

Particulars

1. Distribution of Surplus

(1) Details of Distribution of Surplus (Quarterly Dividends)

	Resolution	Previous Dividends Forecast (Announced on February 9, 2021)	Dividends Paid for the Corresponding Quarter in Fiscal 2020
Record Date	March 31, 2021	March 31, 2021	March 31, 2020
Dividends per Share of Common Stock (yen)	54	26	28
Total Amount of Dividends (million yen)	93,272	—	48,363
Effective Date	June 7, 2021	—	June 3, 2020
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

(2) Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. The Company resolved that a fiscal year-end quarterly dividend payment of ¥54 per share of common stock is to be paid considering its consolidated financial results for the fiscal year ending March 31, 2021.

Reference: Details of Annual Dividends

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Dividends Paid in Fiscal 2021	11	19	26	54	110
Dividends Paid in Fiscal 2020	28	28	28	28	112

2. Change of the Company’s Profit Redistribution Policy

The Board of Directors of the Company, at its meeting held on May 14, 2021, resolved that the Company will change its Profit Redistribution Policy on the condition of receiving approval regarding the necessary amendments to the Articles of Incorporation at the Ordinary General Meeting of Shareholders of the Company scheduled to be held in June 2021.

(1)	Details of Change of the Company’s Profit Redistribution Policy (changes are underlined)

(i)	Before Change

With respect to dividends, the present goal is to realize a return ratio (i.e. the ratio of the total of the dividend payment to consolidated profit for the year attributable to owners of the parent) of approximately 30%.

The Company’s basic policy for dividends is to make quarterly distributions.

(ii)	After Change

With respect to dividends, the Company will strive to pay stable and continuous dividends aiming at a consolidated dividend payout ratio of approximately 30%.

The Company’s basic policy for dividends is to make semiannual distributions (an interim dividend and a year-end dividend).

(2)	Reason for Change of the Company’s Profit Redistribution Policy

The Company has decided to change its Profit Redistribution Policy going forward in order to strive for more stable and continuous return of profit to our shareholders even amid the changing business environment, aiming at a consolidated dividend payout ratio of approximately 30%.